Exhibit 12.01

PRAXAIR, INC. AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES
(Dollar amounts in millions, except ratios)

	Six Months Ended June 30,	Years Ended December 31,
	2003	2002	2001	2000	1999	1998

Pre-tax income from continuing operations before
adjustment for minority interests in consolidated
subsidiaries or income or loss from
equity investees	$361	$717	$576	$483	$627	$596
Capitalized interest	(4)	(9)	(17)	(24)	(30)	(36)
Depreciation of capitalized interest	6	12	11	10	9	7
Dividends from less than 50%-owned
companies carried at equity	6	9	5	3	1	2

Adjusted pre-tax income from continuing operations
before adjustment for minority interests in
consolidated subsidiaries or income or loss
from equity investees	$369	$729	$575	$472	$607	$569

Fixed charges:
Interest on long-term and short-term debt	$77	$206	$224	$224	$204	$260
Capitalized interest	4	9	17	24	30	36
Rental expenses representative
of an interest factor	18	32	37	34	32	27
Preferred stock dividend requirements of
consolidated subsidiaries	-	1	2	4	8	8

Total fixed charges	99	248	280	286	274	331
Less: preferred stock dividend requirements of
consolidated subsidiaries	-	(1)	(2)	(4)	(8)	(8)

Total fixed charges less preferred stock dividends	$99	$247	$278	$282	$266	$323

Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees plus fixed charges and preferred stock dividend requirements of consolidated subsidiaries	$468	$977	$855	$758	$881	$900
Less: preferred stock dividend requirements of
consolidated subsidiaries	-	(1)	(2)	(4)	(8)	(8)

	$468	$976	$853	$754	$873	$892

RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS	4.7	3.9	3.1	2.6	3.2	2.7

RATIO OF EARNINGS TO FIXED CHARGES	4.7	3.9	3.1	2.7	3.3	2.8